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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2017

Washington DC
415

SEC FILE NUMBER
8- 67996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodville Hall Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Washington Street, Suite 2D
(No. and Street)

Middleburg (City) VA (State) 20117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan F. Catherwood (540) 687-5705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller, LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) PA (State) 19044-2369 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SL

OATH OR AFFIRMATION

I, Jonathan F. Catherwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodville Hall Capital, LLC, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Kansas
County of Johnson
Signed and sworn to (or affirmed) before me on 17 January 2017 by
Jonathan Catherwoood.

FRANCES KLIPPER
Notary Public, State of Kansas
My Appointment Expires
10/14/19

Frances Klipper
Executive Assistant &
Notary Public

My appointment expires: 14 October 2019

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)

Financial Statements and Supplementary Information

December 31, 2016

WOODVILLE HALL CAPITAL LLC
(A Wholly Owned Subsidiary of Sutton Hall LLC)
Contents
December 31, 2016

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

We have audited the accompanying financial statements of Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Woodville Hall Capital LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Woodville Hall Capital LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Woodville Hall Capital LLC's financial statements. The supplemental information is the responsibility of Woodville Hall Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller, LLP

Horsham, Pennsylvania
February 17, 2017

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	7,908
Prepaid expenses and other assets		14,617
Fixed assets, net of accumulated depreciation		2,405
Intangible assets, net of accumulated amortization		8,130
Total assets	$	33,060
MEMBER'S EQUITY		
Member's equity		33,060
Total member's equity	$	33,060

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Operations
Year Ended December 31, 2016

INCOME		
Commission income	$	45,000
Services income		25,000
Total income		70,000
EXPENSES		
Depreciation and amortization		1,978
Office		2,589
Other operating		6,178
Professional fees		22,025
Travel, meals and entertainment		1,655
Loss on disposal of fixed assets		1,133
Total expenses		35,558
Net income	$	34,442

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2016

Member's equity, beginning of year	$	21,818
Member contributions		8,000
Member distributions		(31,200)
Net income		34,442
Member's equity, end of year	$	33,060

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 34,442
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,978
Loss on disposal of property and equipment	1,133
Changes in operating assets and liabilities:	
Increase in prepaid expenses and other assets	(12,375)
Decrease in accrued expenses	(291)
Net cash provided by operating activities	24,887
Cash flows from investing activities:	
Purchase of property and equipment	(1,584)
Cash flows from financing activities:	
Member contributions	8,000
Member distributions	(31,200)
Net cash used in financing activities	(23,200)
Net cash provided by all activities	103
Cash, beginning of year	7,805
Cash, end of year	$ 7,908

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) (the Company) was formed on October 17, 2007. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and was formed to provide merger, acquisition and private placement and consulting services to middle market companies. The Company's main operations commenced during 2009. The Company has no present plans to buy, sell, or trade securities.

The Company is a Virginia Limited Liability Company that is a wholly-owned subsidiary of Sutton Hall LLC (the Parent). To date and in the foreseeable future, the Company will be dependent on its Parent for capital infusions and administrative support. Although not obligated to do so, the Parent intends to provide capital infusions sufficient to satisfy the net capital requirements, as described in Note 5, for the year ending December 31, 2017.

The Manager of the Company, who is also the sole shareholder of the Parent, entered into an employment agreement with a 3rd party, who is also a client. As a part of the employment agreement, the Company cannot – apart from the one exception stipulated below - accept new clients until the expiration of the employment agreement on September 30th 2019. The Manager is required to work full time for the 3rd party. The Manager can cancel the employment agreement on 90 days' notice. If the 3rd party cancels the contract, it is required to make a severance payment equal to approximately one year of the Manager's salary. The employment agreement also provides for the Manager's compensation and requires the reimbursement of direct expenses to the Manager. In November, 2016, the Company entered into an investment banking agreement with a Florida incorporated company that is majority owned by the Chairman and Chief Executive Officer of the 3rd party. Permission to enter into this contract was provided for in the Manager's employment agreement.

The Company will terminate on October 1, 2106, unless sooner terminated upon the occurrence of any of the following: (1) at any time elected by the member, (2) the sale, transfer, or assignment of substantially all of the assets of the Company, or (3) as required by Virginia law.

(2) Summary of Significant Accounting Policies

Revenue Recognition

Commission revenue, where revenue is contingent upon transaction completion, is recognized when the related transaction occurs and revenue is reasonably determinable. The Company's consulting contracts are generally long-term in nature. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

Income Taxes

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any tax due. While not required to do so, the Company intends to make periodic distributions to its Parent for federal and state income taxes that pass through to the Parent.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2013. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of each class of asset, generally 5 to 7 years for furniture and equipment and 5 years for computer equipment.

Expenditures for repairs, maintenance and minor renewals are charged against income as incurred and expenditures for major renewals and betterments are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from their respective accounts with any gain or loss on disposal reflected in the statement of operations.

Intangible Assets

Intangible assets consist of trademarks, domain names and software development costs. Intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, generally 5 to 15 years.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and client receivables. The Company principally uses a bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company performs credit evaluations of its customers and does not require collateral. The Company provides an allowance for doubtful accounts based upon management's review of outstanding balances and its bad debt expense has historically been within management's expectation.

Two customers accounted for 100% of the Company's revenue during 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Standards

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. This ASU impacts measurement, recognition and disclosure of revenue from contracts. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. In July 2015, the FASB deferred the effective date of ASU 2014-09 by one year. The Company is currently evaluating the impact that the adoption of this ASU will have on its financial statements.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 17, 2017, which is the date the financial statements were available to be issued.

(3) Fixed Assets

Fixed assets consist of the following at December 31, 2016:

Furniture and equipment	$ 5,312
Computer equipment	2,180
	7,492
Accumulated depreciation	(5,087)
	$ 2,405

Depreciation expense for the year ended December 31, 2016 was $758.

(4) Intangible Assets

Intangible assets consist of the following at December 31, 2016:

Trademark	$ 9,387
Domain name	2,818
Website development costs	6,090
	18,295
Accumulated amortization	(10,165)
	$ 8,130

Amortization expense for the year ended December 31, 2016 was $1,220.

(5) Related Party Transactions

The Company leases certain office facilities, furnishings, and access to telecommunications and computer equipment under an Occupancy Agreement (the Agreement) with its Parent. In connection with the Manager's employment by an unrelated 3rd party, the Company and the Parent agreed to suspend the Occupancy Agreement from April 2015 through the expiration date of the Manager's employment agreement with the unrelated 3rd party.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $7,908, which was $2,908 in excess of its required net capital of $5,000. The Company had zero aggregate indebtedness and the percentage of aggregate indebtedness to net capital was 0%.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital:		
Total member's equity	$	33,060
Deductions from and/or changes to member's equity:		
Nonallowable assets:		
Prepaid expenses and other assets		(14,617)
Fixed assets, net of accumulated depreciation		(2,405)
Intangible assets, net of accumulated amortization		(8,130)
Total nonallowable assets		(25,152)
Net capital		7,908
Computation of basic net capital requirement:		
Minimum net capital required		5,000
Net capital in excess of minimum requirement	$	2,908
Net capital as reported on the Company's FOCUS report - Part IIA	$	7,908
Computation of aggregate indebtedness:		
Aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0.0%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

WOODVILLE HALL CAPITAL LLC
(A Wholly Owned Subsidiary of Sutton Hall LLC)
Supplementary Information
Schedule II - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

SUPPLEMENTARY INFORMATION

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Woodville Hall Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Woodville Hall Capital LLC stated that Woodville Hall Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Woodville Hall Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodville Hall Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller, LLP

Horsham, Pennsylvania
February 17, 2017

Woodville Hall Capital, LLC

Statement Pursuant to Securities and Exchange Actof 1934 Rule 17a-5

Woodville Hall Capital, LLC ("Woodville") claims an exemption under Rule 15c 3-3 k (2) (i) of Rule 17a-5. The exemption is due to the fact that Woodville does not hold customer accounts. Woodville's work is entirely advisory.

Woodville met this exemption requirement throughout the most recent fiscal year – calendar 2016.

Jonathan F. Catherwood
Chief Executive Officer
Woodville Hall Capital, LLC

2 West Washington Street, Suite 201, PO Box 113, Middleburg, Virginia 20118 tel 540.687.5705 fax 540.687.5706
Member FINRA and SIPC